Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-161347
November 9, 2010
AMB Property, L.P.
FINAL TERM SHEET
Dated: November 9, 2010

Issuer:	AMB Property, L.P.

Guarantor:	AMB Property Corporation

Securities:	4.00% Notes due 2018

Size:	$175,000,000 aggregate principal amount

Maturity:	January 15, 2018

Coupon (Interest Rate):	4.00%

Yield to Maturity:	4.111%

Spread to Benchmark Treasury:	+ 225 basis points

Benchmark Treasury:	1.875% due October 31, 2017

Benchmark Treasury Price / Yield:	100-03 / 1.861%

Interest Payment Dates:	January 15 and July 15 of each year, beginning on July 15, 2011

Price to Public:	99.307%

Redemption Provision:	Prior to 90 days prior to the maturity date, make-whole call at any time based on Treasury Rate plus 35 basis points

If the notes are redeemed on or after 90 days prior to the maturity date, the redemption price will be 100% of the principal amount to be redeemed

Trade Date:	November 9, 2010

Settlement Date:	November 12, 2010

CUSIP/ISIN:	00163M AM6 / US00163MAM64
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.
Alternatively, a copy of the final prospectus supplement and prospectus relating to these securities may be obtained, when available, by contacting Wells Fargo Securities, LLC toll-free at (800) 326-5897 or via email: prospectus.specialrequests@wachovia.com; J.P. Morgan Securities LLC, collect at 212-834-4533; Morgan Stanley & Co. Incorporated, toll-free at (866) 718-1649 or via email: prospectus@morganstanley.com or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or via email: dg.prospectus_requests@baml.com.